UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                                 InterDent, Inc.
                  (formerly Gentle Dental Service Corporation)
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    37245B10
                                 (CUSIP Number)

                                Lindsay Hollister
                           Credit Suisse First Boston
                                11 Madison Avenue
                            New York, New York 10010
                                 (212) 325-2000

                                  Craig B. Brod
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 3, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 37245B10                                           Page 2 of ___ Pages

     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) |_|
          (b) |X|

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
          Not applicable

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              |_|

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Switzerland

                           7    SOLE VOTING POWER

                                See Item 5

    NUMBER OF              8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY                  See Item 5
    OWNED BY
 EACH REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                      See Item 5

                           10   SHARED DISPOSITIVE POWER

                                See Item 5

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          See Item 5

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          See Item 5

     14   TYPE OF REPORTING PERSON*

          BK, HC, 00


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  This Amendment No. 2 amends and supplements the Report on
Schedule 13D, originally filed on January 8, 1999, as amended by an Amendment No. 1, dated December 15, 2000 (as amended, the "Schedule 13D"), with respect to the shares of common stock, no par value, of InterDent, Inc.("InterDent"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.


      Item 2.     Identity and Background.

                  The response set forth in Item 2 of the Schedule 13D is hereby amended as follows:

         (i) by deleting the third paragraph and replacing it with the following:

                  "As of November 3, 2000, CSFBI acquired all of the voting stock of Donaldson, Lufkin & Jenrette, Inc., a Delaware corporation, which was renamed Credit Suisse First Boston (USA), Inc. ("CSFB-USA"), and the following entities became indirect subsidiaries of CSFBI: (1) Sprout Growth II, L.P., a Delaware limited partnership ("Sprout II"); (2) DLJ Growth Associates II, L.P., a Delaware limited partnership ("Growth LP"); (3) DLJ Growth Associates (II), Inc., a Delaware corporation ("Growth Inc."); (4) Sprout Capital VII, L.P., a Delaware limited partnership ("Sprout VII" (together with Sprout II, the "Sprout Funds")); (5) DLJ Associates VII, L.P., a Delaware limited partnership ("DLJ VII LP"); (6) DLJ Capital Associates VII, Inc., a Delaware corporation ("DLJCA VII"); (7) Sprout CEO Fund, L.P., a Delaware limited partnership ("Sprout CEO Fund"); (8) DLJ First ESC, L.L.C., a Delaware limited partnership ("First ESC");
(9) DLJ LBO Plans Management Corporation, a Delaware corporation ("LBO"); (10) DLJ Capital Investors, Inc., a Delaware Corporation ("DLJCI") and (11) DLJ Capital Corporation, a Delaware corporation ("DLJCC" (together with the entities listed in (1) through (10) above, the "DLJ Entities")).

                  First ESC is a Delaware limited partnership and an "employee securities company" as defined in the Investment Company Act of 1940, as amended. LBO as the managing general partner of First ESC, makes all of the investment decisions on behalf of First ESC.

                  LBO is a Delaware corporation and a registered investment adviser. LBO is a wholly owned subsidiary of DLJCI. As the managing general partner of First ESC, LBO is responsible for the day-to-day management of First ESC.

                  DLJCI is a Delaware corporation and a holding company. DLJCI is a wholly owned subsidiary of CSFB-USA.

                  Sprout CEO Fund is a Delaware limited partnership. DLJCC as the general partner of CEO, makes all of the investment decisions on behalf of CEO."

         (ii) by deleting the references to "Schedules A through F" in the final two paragraphs and replacing them with "Schedules A through H".

Item 5.           Interest in Securities of the Issuer.

                  The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting from the fifth paragraph all references to "DLJ IV".

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:  January 26, 2001

                                       Credit Suisse First Boston, acting solely
                                           on behalf of the Credit Suisse First
                                           Boston business unit.

                                       By: /s/ Lindsay Hollister
                                           ----------------------------
                                           Name: Lindsay Hollister
                                           Title: Director

                                    SCHEDULES

                  The following schedules are added after Schedule F:

                                                                      Schedule G


                        Executive Officers and Directors

                                       of

                           DLJ Capital Investors, Inc.

                  The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the DLJ Capital Investors, Inc. The business address of the DLJ Capital Investors, Inc. is 277 Park Avenue, New York, NY 10172.



Name and Title                    Business Address         Principal Occupation               Citizenship
--------------                    ----------------         --------------------               -----------
Anthony F. Daddino                277 Park Avenue          Chief Administrative Officer,      USA
Executive Vice President and      New York, NY 10172      Credit Suisse First Boston
Chief Financial Officer                                    business unit

Joe L. Roby                       277 Park Avenue          Chairman, Credit Suisse First      USA
Chief Operating Officer           New York, NY 10172       Boston business unit

Hamilton E. James                 277 Park Avenue          Co-Head of Investment Banking,     USA
Chief Executive Officer           New York, NY 10172       Credit Suisse First Boston
                                                           business unit

                                                                      Schedule H

                        Executive Officers and Directors

                                       of

                      DLJ LBO Plans Management Corporation

         The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the DLJ LBO Plans Management Corporation. The business address of the DLJ LBO Plans Management Corporation is 277 Park Avenue, New York, NY 10172.



Name and Title                    Business Address         Principal Occupation               Citizenship
--------------                    ----------------         --------------------               -----------
Anthony F. Daddino                11 Madison Avenue        Chief Administrative Officer,      USA
President                         New York, NY 10010       Credit Suisse First Boston
                                                           business unit

Vincent DeGiaimo                  277 Park Avenue          Investment Banker                  USA
Senior Vice President             New York, NY 10172

Edward A. Poletti                 277 Park Avenue          Principal, DLJ Merchant Banking,   USA
Senior Vice President             New York, NY 10172       Inc.
and Controller

James D. Allen                    277 Park Avenue          Vice President, Donaldson,         USA
Vice President                    New York, NY 10172       Lufkin & Jenrette Securities
                                                           Corporation

Ivy B. Dodes                      277 Park Avenue          Senior Vice President/Principal,   USA
Vice President and                New York, NY 10172       DLJ Merchant Banking, Inc.
Assistant Secretary

John S. Ficarra                   277 Park Avenue          Vice President, Donaldson,         USA
Vice President                    New York, NY 10172       Lufkin & Jenrette Securities
                                                           Corporation

Osamu Watanabe                    2121 Avenue of the Stars Vice President, Donaldson,         USA
Vice President                    30th Floor               Lufkin & Jenrette Securities
                                  Los Angeles, CA 90067    Corporation

Arthur S. Zuckerman               277 Park Avenue          Chief Administrative Officer,      USA
Vice President                    New York, NY 10172       Sprout Group

Richard A. Scardina               277 Park Avenue          Assistant Vice President,          USA
Divisional Vice President         New York, NY 10172       Donaldson, Lufkin & Jenrette
                                                           Securities Corporation